13010698

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR - 1 2013
Washington DC
402

SEC FILE NUMBER
8- 36439

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Trustmont Financial Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Brush Run Rd., Suite A
(No. and Street)

Greensburg, (City) PA, (State) 15601 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter D. Dochinez 724-468-5665
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Burkhouse, Ralph, Wayne
(Name – *if individual, state last, first, middle name*)

461 Weir Cole Rd., Prosperity, PA 15329
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [XX] Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter D Dochinez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Trustmont Financial Group, Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Karen S. Ellenberger, Notary Public
Salem Twp., Westmoreland County
My Commission Expires Nov. 30, 2014
Member, Pennsylvania Association of Notaries

Karen S. Ellenberger
Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ralph W. Burkhouse
Certified Public Accountant
P.O. Box 1018
Washington, PA 15301

(724) 225-2599 Fax (724) 225-1599

SEC
Mail Processing
Section
MAR - 1 2013
Washington DC
402

Board of Directors
Trustmont Financial Group, Inc.
Greensburg, PA

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Trustmont Financial Group, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Trustmont Financial Groups, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Trustmont Financial Group, Inc. is responsible for the Trustmont Financial Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursements records in the cash disbursement journal entries noting no differences;

2. Compared the amounts reported on the audited X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2012 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers utilized by Trustmont Financial Group, Inc. noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments utilized by Trustmont Financial Group, Inc. noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

This report is intended for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ralph W Burkhouse

February 27, 2013

TRUSTMONT FINANCIAL GROUP, INC.

Schedule of Assessment and Payments to the
Securities Investor Protection Corporation (SIPC)

For the Year Ended December 31, 2012

Prior year credit	$ 428
Payment – July 30, 2012	849
Payment to be made by March 1, 2013	1,426
Total Payments and Credit	2,703
Total Assessment	2,703
Balance Due	$ -

SIPC collection agent to whom mailed:

Securities Investor Protection
P.O. Box 92185
Washington, DC 20005

TRUSTMONT FINANCIAL GROUP, INC.

Financial Statements and
Supplementary Schedules

December 31, 2012

Ralph W. Burkhouse

Certified Public Accountant

Ralph W. Burkhouse
Certified Public Accountant
P.O. Box 1018
Washington, PA 15301

(724) 225-2599 Fax (724) 225-1599

Report of Independent Registered Public Accounting Firm

Board of Directors
Trustmont Financial Group, Inc.
Greensburg, Pennsylvania:

Report on Financial Statements

I have audited the accompanying statement of financial condition of Trustmont Financial Group, Inc., as of December 31, 2012, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. I also have audited Trustmont Financial Group, Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Trustmont Financial Group, Inc.'s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control. My responsibility is to express an opinion on these financial statements and an opinion on the company's internal control over financial reporting based on my audit.

Auditors Responsibility

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. My audit of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. My audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. My audit also included performing such other procedures as I considered necessary in the circumstances. I believe that my audit provides a reasonable basis for my opinions.

Company's Responsibility for the Financial Statements

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use , or disposition of the company's assets that could have a material effect on the financial statements.

Scope Limitations

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trustmont Financial Group, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. Also in my opinion, Trustmont Financial Group, Inc. maintained in all material respects, effective internal control over financial reporting as of December 31, 2012 based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Ralph W Burkhouse

Washington, Pennsylvania
February 27, 2013

TRUSTMONT FINANCIAL GROUP, INC.
Statement of Financial Condition
December 31, 2012

Assets

Assets:	
Cash	$ 98,277
Deposit with clearing organizations	25,000
Commissions receivable	464,629
Other receivables	8,104
Investments	92,839
Prepaid taxes	6,513
Prepaid insurance	24,633
Net fixed assets	21,169
Total Assets	$741,164

Liabilities and Stockholders' Equity

Liabilities:	
Commissions payable	$468,488
Accounts payable	41,824
Payroll taxes payable	2,496
Accrued pension contribution	34,919
Other accrued expenses	7,815
Loan payable stockholder	15,222
Total Liabilities	$570,764
Stockholders' Equity:	
Common stock, $.10 par value, 100,000 shares authorized and issued, of which 3,000 are held in the treasury	10,000
Treasury stock, at cost	(25,119)
Additional paid-in capital	41,800
Retained earnings	143,719
Total Stockholders' Equity	170,400
Total Liabilities and Stockholders' Equity	$741,164

The accompanying notes are an integral part of these financial statements.

TRUSTMONT FINANCIAL GROUP, INC.
Statement of Income
For the Year Ended December 31, 2012

Revenues:	
Commissions and fees	$10,294,687
Fees charged to representative	423,433
Expense reimbursements	20,997
Investment income (loss), net	(13,423)
Other income	84,083
Total Revenues	10,809,777
Expenses:	
Salaries and related benefits	800,020
Commissions	9,026,008
Professional fees	50,005
Regulatory fees	154,300
Telephone and utilities	23,013
Office supplies and expense	39,710
Postage	9,946
Software and information technology expense	107,997
Office rent	84,073
Bad debt expense	11,256
Insurance	310,106
Advertising and promotion	28,869
Compliance meeting	53,946
Interest expense	1,075
Automobile, travel, meals and entertainment	62,348
Depreciation	4,900
Miscellaneous	24,638
Total Expenses	10,792,210
Net Income Before Provision for Income Taxes	17,567
Provision for income taxes	7,348
Net Income	$ 10,219

The accompanying notes are an integral part of these financial statements.

TRUSTMONT FINANCIAL GROUP, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2012

	Common Stock	Treasury Stock	Paid-In Capital	Retained Earnings	Total
Beginning balance	$10,000	$(25,119)	$41,800	$133,500	$160,181
Net income	-	-	-	10,219	10,219
Ending Balance	$10,000	$(25,119)	$41,800	$143,719	$170,400

The accompanying notes are an integral part of these financial statements.

TRUSTMONT FINANCIAL GROUP, INC.
Statement of Cash Flows
December 31, 2012

Cash flows from operating activities:	
Net income	$ 10,219
Adjustments to reconcile net income to net cash provided from operating activities:	
Depreciation	4,900
Loss on investments	17,294
Increase in deposit with clearing organization	(14,724)
Increase in commissions receivable	(136,308)
Increase in other receivables	(5,353)
Increase in prepaid taxes	(6,513)
Increase in commissions payable	172,999
Decrease in accounts payable	(2,769)
Decrease in payroll taxes payable	(469)
Decrease in accrued income taxes	(7,085)
Increase in accrued pension contribution	34,919
Net cash provided by operating activities	67,110
Cash flows from investing activities:	
Purchase of investments	(57,362)
Sale of investments	47,392
Net cash used by investing activities	(9,970)
Cash flows from financing activities:	
Proceeds from advance to shareholder	25,810
Principal payments on loan	(11,513)
Net cash from financing activities	14,297
Net increase in cash	71,437
Cash, beginning of year	26,840
Cash, end of year	$ 98,277

Supplemental Information:	
Income taxes paid during the year	$ 20,946

The accompanying notes are an integral part of these financial statements.

TRUSTMONT FINANCIAL GROUP, INC.
Notes to Financial Statements
December 31, 2012

1. Organization and Nature of Business
Trustmont Financial Group, Inc. (Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority, Inc. (FINRA). The Company does not clear its own transactions nor carry customer accounts. It is incorporated in the state of Pennsylvania.

2. Summary of Significant Accounting Policies
Commission income and the related commissions paid to sales representatives are recorded on the "trade date" basis. No allowance for doubtful accounts is considered necessary.

Deferred income taxes on the temporary differences between financial and tax reporting are not recorded in these financial statements due to the immaterial nature of these differences. Additional information on these amounts is disclosed in Note 5 on income taxes.

Use of estimates and assumptions are made by management in the preparation of the financial statements in conformity with generally accepted accounting principles that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments
The Company carries investments primarily to help it meets its net capital requirement under the Securities Exchange Act. It will also at times in the ordinary course of business receive shares of stock in "venture" type companies as compensation for its role in helping them raise capital.

Investments at December 31, 2012 consist of the following:

FDIC Insured Deposit Account		$61,809
Stocks – Available for Sale		
Cost	$27,892	
Less: Unrealized loss	(13,032)	
Stocks – Fair Market Value		14,860
Stock – No market readily available, carried at cost		16,170
Total Investments		$92,839

The Company received stock, at its option, as partial payment for placement fees earned during the year. The cost for the stock of $16,170 represents the portion of the contractual fee earned by the Company not received in cash.

Proceeds from the sale of stocks were $447,392 for a realized loss of $9,822 during the year. Unrealized losses for the year on investments held at December 31, 2012 were $7,472.

4. Fixed Assets
Fixed assets utilized by the Company are primarily owned by either the majority stockholder of the Company or a sister company, Trustmont Advisory Group, Inc. (TAG). The Company's relationship with TAG is explained in more detail in Note 8.

Fixed assets recorded at cost at December 31, 2012 consist of the following:

Automobile	$37,129
Office equipment	3,105
Less accumulated depreciation	(19,065)
Net fixed assets	$21,169

5. Income Taxes
The provision for income taxes on the statement of income consists of current year taxes for Federal and state of $4,188 and $3,160 respectively. A deferred tax benefit on a capital loss carry forward of $8,438 has not been recorded in these financial statements.

6. Employee Pension Plans
The Company maintains a simplified employee pension plan (SEP) and SIMPLE plan for eligible employees. Annual contributions up to 15% of the eligible employees' salaries can be made at the option of management in the SEP. The "Salaries and related benefits" account on the statement of income includes $14,748 in matching contributions by the Company in the SIMPLE plan. The Company contributed $75,714 to the SEP plan, which was 14% of eligible salaries.

7. Related Party Transactions
TAG (see Note 4 above) is a registered investment advisory company that has the same ownership group and utilizes the same employees and office space as the Company. Most of equipment and furniture used both by the Company and TAG is owned by either TAG or the majority stockholder of the Company.

Errors and emissions insurance for both companies and their representatives is provided by Provest Indemnity Limited (PIL). PIL is an offshore captive insurance company, as defined in Internal Revenue Code Section 831(b), in the British Virgin Islands. The majority stockholder of the Company is the sole stockholder in PIL. Payments to PIL during the year by the Company were $295,600.

The Company rents office space owned by PIL. It is rented on a month to month basis for $2,500 until another agreement is negotiated. This expense has been included in the operating lease payments below in Note 9 as if it will be renewed indefinitely.

The primary stockholder of the Company loaned the Company $35,000 during the year for three years at 5% interest per year with a monthly payment amount of $1,048.98 for the purchase of an automobile (see note 8). The balance at December 31, 2011 was $26,735.

8. Long-Term Debt
The primary stockholder of the Company loaned the Company $35,000 in 2011 for three years at 5% interest per year with a monthly payment amount of $1,048.98 for the purchase of an automobile. The balance at December 31, 2012 was $15,222.

The Company's obligation under long-term debt is as follows (see note 7 above):

Year	Amount
2013	12,101
2014	3,121
	$15,222

9. Commitments and Contingent Liabilities
The Company has obligations under operating leases for office space as follows:

Year	Amount
2013	$84,304
2014	85,438
2015	86,824
2016	88,244
2017	$89,701

10. Net Capital Requirements
The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1, with a minimum net capital requirement of the greater of 6 2/3% of aggregate indebtedness or $5,000. At December 31, 2012, the Company had a net capital of $62,562 and the aggregate indebtedness to net capital ratio was 9.12 to 1.

TRUSTMONT FINANCIAL GROUP, INC.

Computation for Determination of Reserves Required Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2012

The Company is exempt from this requirement under Rule 15c3-3(k)(2)ii.

TRUSTMONT FINANCIAL GROUP, INC.

Computation of Aggregate Indebtedness and Net Capital
In Accordance With Rule 15c3-1 Under the
Securities Exchange Act of 1934

December 31, 2012

Reconciliation of Net Capital:

Net capital, per FOCUS Form X-17A-5	$89,838
Decrease in net income	(5,381)
Increase in prepaid taxes	(6,513)
Increase in securities haircuts	(15,383)
Rounding	1
Audited Net Capital	$62,562

Calculation of Net Capital:

Total stockholders' equity		$170,400
Nonallowable assets:		
Petty cash	200	
Net fixed assets	21,169	
Net trails commissions	28,691	
Other receivables	8,104	
Prepaid taxes	6,513	
Prepaid insurance	24,633	(89,310)
Other deduction		(129)
Securities haircuts		(18,399)
Audited Net Capital		$ 62,562

Aggregate Indebtedness:	
Total liabilities	$570,764
Computation of basic net capital requirement:	
Minimum net capital requirement, the greater of $5,000 or 6 2/3% of aggregate indebtedness:	$38,053
Net capital in excess of requirement	24,509
Audited Net Capital	$62,562
Ratio of aggregate indebtedness to net capital	9.12 to 1